Bank Austria
Creditanstalt



Member of UniCredit Group


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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

Bank Austria Creditanstalt
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Vienna, September 2006

Attn: Office of International Corporation Finance

SUPPL

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact us (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG

Gerhard Smoley Ursula Künstler

Bank Austria
Creditanstalt

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Ad hoc announcement pursuant to § 48d (1) BörseG


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12.09.2006

UniCredit Group takes further key steps towards its targeted organization structure

....

Date of entry: 12/09/2006

UniCredit Group takes further key steps towards its targeted organization structure

- 77.53 percent holding of HVB in BA-CA to be transferred to UniCredit
- Russian IMB and HVB's Baltic operations to be transferred to BA-CA

Today the UniCredit Group has made some further important decisions with regards to the announced reorganisation of the Group.

Overview of all transactions:

HVB to sell its holding in BA-CA to UniCredit

HVB will sell its 77.53% shareholding in Bank Austria Creditanstalt (BA-CA) to UniCredit at a price of EUR 109.81 per share equivalent to a total cash consideration of approximately EUR 12.5 billion. Following this transaction UniCredit will have a direct share of 94.98 percent in BA-CA.

Transfer of HVB's share in Russian IMB to BA-CA

HVB will sell a shareholding of up to 70.3% in International Moscow Bank (IMB) to BA-CA for a cash consideration of up to approximately EUR 984 million (including the 23.4% shareholding in IMB currently being sold by Nordea to HVB).

Transfer of HVB's activities in the Baltic area to BA-CA

HVB will sell its 100% shareholding in HVB Bank Latvia to BA-CA for a cash consideration of EUR 35 million plus the capital increase of HVB Latvia of approximately EUR 40 million subscribed by HVB in August 2006.
HVB Bank Latvia will establish branches in Estonia and Lithuania. In a second step, the assets and liabilities of the existing branches of HVB in Estonia and Lithuania will be transferred at a price of EUR 10 million as goodwill to the branches of HVB Bank Latvia established in these countries respectively.

All transactions are subject to the approval of HVB's extraordinary shareholders' meeting to be held on 25 October 2006, as well as to the approval of the relevant authorities.

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market
	Warsaw, main market

Largest bonds by volume issued:

ISIN: Stock exchanges:
XS0138439707 Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam

Bank Austria
Creditanstalt

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12.09.2006

UniCredit Group takes further key steps towards its targeted organization structure

- **77.53 percent holding of HVB in BA-CA to be transferred to UniCredit**
- **Russian IMB and HVB's Baltic operations to be transferred to BA-CA**
- **BA-CA's role as hub for CEE operations within UniCredit Group strengthened**

Today the UniCredit Group has made some further important decisions with regards to the announced reorganisation of the Group. Following the decision of the Board of Directors of UniCredit to acquire Bank BPH from Bank Austria Creditanstalt (BA-CA) and to contribute UniCredit's banking shareholdings in CEE (excluding Poland) to BA-CA dated 4 August 2006, the bodies of UniCredit, HypoVereinsbank (HVB) and BA-CA have resolved on a number of transactions aimed at further strengthening the position of the Group as a leading European financial institution: the transfer of the HVB's shareholding in BA-CA to UniCredit, the transfer of HVB's activities in Russia and the Baltic area to BA-CA and the transfer of the HVB's subsidiary in the Ukraine to UniCredit.

These resolutions have the objective to simplify UniCredit Group's corporate structure and governance for a better accountability, to align Group entities to their core markets and facilitate the management of the business divisions and the achievement of its business goals. The transactions will again strengthen the role of BA-CA as the competence centre for activities in Central and Eastern Europe.

IR Release download (PDF; 110 KB)

Bank Austria Creditanstalt


RECEIVED
OCT 0 4 2006

Member of UniCredit Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 8 September 2006

BA-CA decides not to bid for the acquisition of BAWAG P.S.K.

Bank Austria Creditanstalt (BA-CA) will not be submitting a non-binding bid for the acquisition of BAWAG P.S.K. BA-CA examined the BAWAG P.S.K tender invitation documents in detail, and while BA-CA found the opportunity unique and interesting, it has decided not to participate further in the sale process and continue in the coming years with the targeted expansion of its market share in Austria by focusing on organic growth and concentrating on its key areas of business.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt


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BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 6 September 2006

Merger of HVB Bank Romania and Banca Tiriac finalised

The merger between HVB Bank Romania and Banca Ţiriac, the Romanian subsidiaries of Bank Austria Creditanstalt, has been successfully finalized on 1 September 2006. The resulting new bank operates under the name HVB Ţiriac Bank and ranks fourth on the Romanian banking market. With a market share of approximately 6.5% and total assets of € 2.58 billion HVB Ţiriac Bank combines the strengths and the best practice of the two financial institutions. "Merger projects offer the possibility to select the best out of each entity - HVB Bank and Banca Ţiriac have been in many respects the perfect match between two complementary banks", stated Dan Pascariu, President of HVB Ţiriac Bank. The approximately 600,000 clients of HVB Ţiriac Bank will benefit from being part of the most important financial institution in Central and Eastern Europe, UniCredit Group, implying important advantages, such as highly competitive products and services at international standards.

The merger between HVB Bank Romania and Banca Ţiriac represents a first step in the integration process of the subsidiaries of UniCredit Group in Romania. Bank Austria Creditanstalt, the CEE subholding of UniCredit Group, will be the main shareholder in the new bank and will coordinate the operations of the Group in Central and Eastern Europe, including Romania. As next step, the integration process between HVB Ţiriac Bank and UniCredit Romania is planned.

HVB Ţiriac Bank and UniCredit Romania are a part of the CEE network of UniCredit Group, the largest banking group in Central and Eastern Europe. With a market capitalization of approximately € 65 billion, ranking among the top financial groups in Europe, UniCredit has a core presence in 20 countries worldwide, with over 28 million clients and 7,000 branches, 134,000 employees and total assets of approximately € 804 billion as of 30 June 2006.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 27 September 2006

BA-CA comments on assertions made by a London-based hedge fund:

BA-CA's new role within UniCredit Group is substantially strengthening BA-CA

- **The number of countries in Central and Eastern Europe for which BA-CA is responsible will double to 24 countries.**
- **CEE business volume will rise from EUR 40 billion to over EUR 60 billion.**
- **BA-CA expects sustained growth of profits in the new structure**
- **All shareholders can benefit from the earnings potential**

Bank Austria Creditanstalt (BA-CA) comments on public assertions made by the London-based hedge fund Polygon Investment Partners. The company asserts, among other things, that the planned restructuring of BA-CA does not take the interests of minority shareholders into account. Moreover, Polygon maintains that the sale of Bank BPH is not in the interests of BA-CA and that the purchase price is not fair.

BA-CA makes the following comments on these assertions and publishes the comments in line with the principle of equal treatment of all shareholders:

Integration in UniCredit Group is significantly strengthening BA-CA. Within UniCredit Group, BA-CA assumes extended responsibility for the growth region of Central and Eastern Europe (CEE); BA-CA will become the holding company for CEE operations of UniCredit Group and will receive therewith access to new markets and it increases its market presence significantly. With the step-by-step implementation of the target structure, UniCredit will transfer to BA-CA its six CEE banks in Turkey, Croatia, Bulgaria, the Czech Republic, Slovakia and Romania as a package and as a contribution in kind against a capital increase at the fair value. In addition, BA-CA will acquire HypoVereinsbank's equity interests in banks in Russia and in the Baltic countries through a cash transaction at the fair value. At the same time, BA-CA will sell to


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UniCredit its equity interest in the Polish BPH at the fair value and against a share in current profits (for the years 2007 to 2009) as – as required from the Polish government – the bank's operations in Poland must be held directly by UniCredit. The valuations of the companies and of the transactions were carried out by independent experts. Also, fairness opinions were obtained by international investment banks.

This package of measures will significantly extend the perimeter of BA-CA's activities in CEE: in the future, BA-CA will be responsible for a region comprising 24 countries (instead of previously 12 countries) and more than 300 million inhabitants (instead of previously 100 million inhabitants). BA-CA's business volume in CEE will rise from currently about EUR 40 billion to over EUR 60 billion.

The banking sector in Central and Eastern Europe (CEE) is experiencing a sustained process of expansion and convergence, with a rate of real economic growth that is about triple the figure recorded in the EU-15 countries. Especially Turkey and Russia are two markets with strong potential for future growth. In Turkey and Russia, GDP is expected to grow by 6.4 per cent and 5.8 per cent, respectively, in 2008; these rates are considerably higher than those expected for all other CEE countries (including Poland with 4.5 per cent).

These developments result in significant earnings potential from which all shareholders can benefit. On the basis of BA-CA's new orientation in CEE business, the bank expects a significant and sustainable increase in the bank's profits. Moreover, a clear objective of management is to reinvest available equity capital and make further successful acquisitions in the CEE region.

The favourable view of BA-CA's new structure is confirmed by a number of independent international and Austrian investment banks.

The shareholders of BA-CA have agreed that the Austrian business may be transferred to a separate bank for Austria. Without the agreement of the holders of registered shares this can not be done before 2012. However, this structure will have no impact on shareholders because the company will remain as subsidiary under the listed company Bank Austria Creditanstalt.

Bank Austria Creditanstalt

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22.09.2006

Vienna stock market equities: earnings barometer points towards sunshine

Bright prospects thanks to positive earnings estimates for 2008
Cash reserves should lead to higher dividends

It is rather comforting taking a first look at the year 2008, which looks like being the seventh year in a row with rising earnings for the Vienna stock market. According to the calculations of CA IB analysts, earnings growth in 2008 should reach 9.7%. A further reason for investors into the Austrian market to be optimistic is the hope for continued increases in the already ample dividends, since companies are sitting pretty on generous cash flows.

According to Alfred Reisenberger, Head of Austrian Equities Analysis at CA IB International Markets, the upbeat expectations with regard to earnings development in 2008 are based on very encouraging economic conditions throughout Europe. The in-house economists are even banking on an interest cut in the USA, which would clearly benefit equities.

All eyes on dividend increases
Thanks to their high revenues in previous years companies have been able to build up healthy cash positions. According to the estimates of CA IB, the cash holdings accumulated by ATX companies alone total EUR 5.9 billion, which corresponds to 7% of the ATX market capitalisation. By 2008 this figure could rise up to even EUR 9 billion, or 10% of the ATX capitalisation. "Companies can pursue three different strategies with this money: target acquisitions, buy back shares or adopt an even more generous dividend policy. In each case investors can expect to see the money flowing back to them", explained Reisenberger.

The ATX is currently being traded at a P/E ratio of 12.8, which is roughly 4% under its long-term average. Such low valuations are currently typical across all of the Western European markets. Based on the latest - and positive - quarterly results, the healthy economic environment, the low valuation and the recent dip in the price of oil, Reisenberger is anticipating an easy and pleasant time for the Vienna Stock Exchange in the remaining months of 2006. By year-end the ATX should be sitting at around 3,950 points.

Elections pique interest of investors abroad
Rarely has the interest in the outcome of upcoming general elections been as intense as it is just now. As demonstrated by the extremely well attended investor conference of CA IB and the Vienna Stock Exchange in London this week, investors are desperate to find out how economic policy will shape up going forward, after the failed merger of Verbund and OMV left a lasting impression.

Recommendations
In choosing equities, Reisenberger still advises being selective. Voestalpine has been upgraded from Hold to Buy in comparison to the last investment strategy. The analysts also like the look of AT&S, Böhler-Uddeholm, Immofinanz and Immoeast, OMV, Post, Verbund, Wiener Städtische and Zumtobel.

Enquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel. +43 (0)5 05 05 ext. 82833;
E-mail: veronika.fischer-rief@ba-ca.com

Bank Austria Creditanstalt

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20.09.2006

BA-CA increases support for local clients in international expansion

- **Clients with international business operations can draw on strengths of UniCredit Group**
- **Additional structures in place to serve clients in export market**
- **Prognosis: 80 percent of corporate clients will be involved in the export business by 2010**

Bank Austria Creditanstalt (BA-CA) is already focusing on a key strategy in its corporate client business: it wants to provide increased assistance to local clients in expanding their operations world-wide. According to the forecast of BA-CA, by 2010 around 80 percent of its corporate clients, i.e. companies with annual turnover in excess of EUR 3 million, will be exporters. This will mean both exporters joining the bank as new clients and existing clients moving into the foreign trade business. At present the ratio of such clients at BA-CA is approximately 60 percent. **Regina Prehofer**, member of the BA-CA Board and responsible for corporate clients and leasing: "No other bank has such a comprehensive network in the heart of Europe - and such profound local knowledge on these markets. Through us, our clients with international business operations can now exploit the strengths of the UniCredit Group. We want to help companies raise their activities further on the international stage."

Survey: Going forward, exporters want to sell more in the East

The corporate client business of BA-CA is already in an ideal position. This traditional mainstay of the bank's operations - 85 percent of large Austrian companies, 61 percent of medium-sized businesses and 45 percent of small enterprises are clients of BA-CA - is backed by an Austrian economy with a strong international focus: according to a representative survey carried out on behalf of BA-CA in March 2006 by the Brainstudio Institute, 48 percent of small enterprises, 60 percent of medium-sized businesses and 74 percent of large corporations export. The queried firms indicated their desire to focus their goods and services more on the new EU Member States in the future. Further destinations listed by these companies with a view to strengthening their export business included the older EU Member States and the candidate countries.

45 percent of the robust Austrian foreign trade heads to Germany and Italy, where the banking group has a strong presence through HypoVereinsbank and UniCredit - number one in Bavaria and Upper Italy respectively. **Angelo Rizzuti**, Head of Trade Finance at BA-CA: "Those moving into the export business will be engaged within a 500 km radius. Anyone entering this area will easily find us. We offer our clients a huge advantage with the strong market position of the Group in Bavaria and Upper Italy." If, besides Germany and Italy, we add the markets of Central and Eastern Europe including Russia, Ukraine and Turkey, around 62 percent of Austrian foreign trade ensues on the core markets of the UniCredit Group. Rizzuti: "In our view, almost two-thirds of the cross-border business conducted by Austrian companies is not foreign trade at all but domestic trade, i.e. within the core markets of the UniCredit Group."

Increasing number of businesses today are small multinationals.

In order to facilitate corporate clients in expanding their international business, BA-CA has broadened its existing service structure. From now on, companies whose annual turnover exceeds EUR 3 million will be served from 13 new Regional Centres across the country. This enables BA-CA to provide specific services to these clients who are becoming increasingly involved in cross-border business and are demanding more complex products coupled with a higher level of more specialised consulting - thereby enhancing the presence of these firms on the international stage. **Martin Frank**, new Head of Corporate and Public Clients: "Many companies today are small multinationals and this is how we want to support them, with comprehensive services ranging from credit letters to cash management solutions stretching over many countries."

BA-CA is also planning on adopting a more regional and active approach in Central and

Western Austria. Since federal provinces such as Vorarlberg, Tyrol and Salzburg do not have common borders with Central and Eastern Europe, local companies in such areas transact less with these growth markets. On the one hand BA-CA wants to play a more individual role in competition between banks, but it also wants to make more intense use of its pervasive know-how of the export business. In this way, BA-CA – which with a financing portfolio of more than EUR 10 billion numbers among the top 10 export financing banks in the world – can develop its activities in the international corporate client business in the Western provinces.

Frank: "Our banking network is the strongest argument we have in winning over clients." This is why BA-CA will be driving its portfolio of products available throughout the Group. These networked products are designed for clients who want to exploit the benefits of the bank's network – for example swift and inexpensive transfers within the Group or a credit facility for investments in various countries in different currencies.

Harness dynamic potential of medium-sized enterprises
Within the UniCredit Group, BA-CA is responsible for the markets of Austria and Central and Eastern Europe. It has also recently taken over responsibility for the Baltic States, Russia, Ukraine and Turkey. As a result, together with the UniCredit Group, BA-CA operates the largest international banking network in the region with over 2,900 branches. More than 60,000 staff serve approximately 17 million customers. Prehofer: "Following in the footsteps of large corporations, medium-sized enterprises are increasingly turning their attentions towards the east. And those who gained a foothold early in the new EU Member States are moving further eastwards. We want to draw on this dynamic expansion and link it into the advantages stemming from our alliance within UniCredit to help our corporate clients boost their international operations – thus safeguarding Austria's position as a sound business location."

For more information: Bank Austria Creditanstalt Press Department, Austria
Christian Kontny, Tel. +43 (0)5 05 05 Ext: 52483;
e-mail: christian.kontny@ba-ca.com

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15.09.2006

BA-CA SME Financing Specialist EK Fin Sells the Viennese Speciality Coatings Manufacturer Rembrandtin to Ring Holding

BA-CA's SME financing specialist EK Fin is to sell its 100% stake in the Viennese speciality coatings manufacturer Rembrandtin to the Austrian Ring Holding company. The strategic investor plans to expand Rembrandtin's business still further.

Rembrandtin Lack GmbH NfG KG generated sales of approximately EUR 36 million in 2005 and employs 131 people. The main focus of the company's activities is upon industrial coatings and road marking materials; its strengths are excellent quality and high productivity thanks to state-of-the-art production facilities, high calibre research activities and as a result innovative products. The company's products are sold throughout the world, with the main markets being Austria, Central and Eastern Europe and the Far East.

EK Mittelstandsfinanzierungs AG (EK Fin) acquired 100% of the shares in Rembrandtin from the Altana Group in spring 2005. Within the framework of the partnership with EK Fin a package of measures was initiated which included the reorganisation of the company's managerial and distribution structures, as well as an extensive cost-cutting programme. This substantially increased profitability and significantly improved the market position. The first impacts were felt in the financial year 2005, the most successful in Rembrandtin's history. The company continues to deliver an excellent business performance in the current financial year.

Ring International Holding AG has purchased Rembrandtin as a strategic investor and intends to accelerate the company's business activities. The optimisation of investments and consistent product advances mean that Rembrandtin is now well equipped for expansion. The new owners want to substantially expand Rembrandtin's speciality coatings business in Central and Eastern Europe.

EK Fin is one of the leading Austrian private equity funds. It has a total fund volume of EUR 50 million, of which approximately 40 per cent has been invested to date. The core shareholder is BA-CA which holds 98 per cent of the shares.

Enquiries: EK Mittelstandsfinanzierungs AG
Managing Director Klaus Haberzettl
Tel. +43 (0) 532 89 79 EXT 11; E-Mail: k.haberzettl@ekfin.at

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14.09.2006

Recent Survey: Majority of Companies Work Without Planning Process

- **55% of companies with annual turnover in excess of 700,000 euros do not have written planning**
- **Significant differences depending on company size: One in three small companies plans, two out of three medium-sized companies plan, but practically all large companies plan**
- **BA-CA issues new planning software especially for small businesses**
- **In comparison with previous years planning is no longer regarded as a "hot topic"**

The majority of Austrian companies with annual turnover in excess of 700.000 euros do not have a corporate planning process. This is the picture that emerged from a survey carried out by the market research institute Brainstudio in July 2006 on behalf of Bank Austria Creditanstalt (BA-CA). The survey canvassed 705 managers, owners and chief financial officers of small, medium-sized and large enterprises. Specifically, fewer than half the companies (45%) said they used a regular and written planning process. Fifty five per cent of companies said they did not work with a planning process.

A closer analysis of the size of the companies surveyed shows that small companies have a glaring need to catch up. One in three small companies with an annual turnover of between 0.7 and 3 million euros says they plan (=34%). Among medium-sized and large companies generating annual turnover of at least 3 million euros, two out of three companies have a planning process (=64%). And among large companies with annual turnover in excess of 50 million euros, 87% of those surveyed use a planning process. In order to narrow this gap in planning behaviour, BA-CA this month launched planning software designed specifically for small companies – the BusinessPlanner Basic. The best window on the issue of planning for BA-CA business customers is provided by the new introductory seminar PlanungsWorkshop Basic.

Managerial Blind Flight
"Companies have to ask themselves: do I know where my business is headed? Anybody who answers this question on the basis of intuition instead of hard facts, should rapidly get on board a planning process," says Martin Frank, head of BA-CA's Corporate Finance and Public Sector division. "After all, planning means casting ones goals in figures. Those who do not plan move forward in a managerial blind flight - or perhaps in reality backwards."

Comparison with the period 2004 –2006 shows that interest in planning is waning
The market research institute Brainstudio also carried out this survey in 2004 and 2005, at that time among companies with an annual turnover of at least 3 million euros. The percentage of companies with turnover in excess of 3 million euros which use a planning process has remained steady over the whole three year period (2004: 65%; 2005: 65%; 2006; 64%). However, significant changes in the survey results show that planning is definitely no longer a "hot topic." Although 94% of the companies surveyed this year said planning was important, only 58% (2005: 64%) said it was becoming increasingly so. Asked why their companies did not use a planning process 45% blamed a lack of resources or said that their company was too small. Thirty per cent replied that planning was not necessary – in 2005 only 21% gave this answer.

Asked which areas of planning were important, most respondents pointed to cost planning and sales budgets. Other results: 64 per cent of companies carry out a monthly comparison of their budget figures with the current data from their accounting department. Conversely, almost one third of companies do not know whether they are meeting their targets for months at an end. Asked which bank they thought possessed the greatest competence in the field of corporate planning, the result was unequivocal. Twenty four per cent identified the greatest competence at BA-CA, putting it well ahead of the second-ranking bank.

New: "BusinessPlanner Basic" and "PlanungsWorkshop Basic"
"Good planning is becoming more and more important – both in the ever-faster paced business world and in corporate financing," says Frank. "Companies that plan improve their ratings and lower credit costs." From now on, small and medium-sized companies (with turnover of at least 700,000 euros) can easily adopt a corporate planning process. BA-CA's BusinessPlanner Basic offers a simple means of recording data from the profit and loss account and automatically draws up a balance sheet and financial budget. For the very reasonable amount of 900 euros for the one-off licence fee and 120 euros p.a. for the service agreement, companies can increase their internal financing strength, the best alternative to additional or more expensive loans. The best window on the issue of planning for BA-CA business customers is provided by PlanungsWorkshop Basic, a one-day introductory seminar for 20 BA-CA corporate customers at a time.

In the mid 1990s BA-CA became the only bank in the German-speaking world to offer planning software. The BusinessPlanner combines profit, balance sheet and financial planning to provide professional financial controlling. In 2004 BA-CA went on to launch the one-day PlanungsWorkshop, which builds upon the BusinessPlanner and rapidly enables corporate customers to use the integrated planning tool to steer the company. According to Frank: "optimal planning not only looks at the profit and loss account, it also links it with the balance sheet and the liquidity requirement."

Enquiries:
Bank Austria Creditanstalt
Press Office Austria
Christian Kontny, Tel. +43 (0)50505 EXT 52483
christian.kontny@ba-ca.com

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12.09.2006

UniCredit Group takes further key steps towards its targeted organization structure

- **77.53 percent holding of HVB in BA-CA to be transferred to UniCredit**
- **Russian IMB and HVB's Baltic operations to be transferred to BA-CA**
- **BA-CA's role as hub for CEE operations within UniCredit Group strengthened**

Today the UniCredit Group has made some further important decisions with regards to the announced reorganisation of the Group. Following the decision of the Board of Directors of UniCredit to acquire Bank BPH from Bank Austria Creditanstalt (BA-CA) and to contribute UniCredit's banking shareholdings in CEE (excluding Poland) to BA-CA dated 4 August 2006, the bodies of UniCredit, HypoVereinsbank (HVB) and BA-CA have resolved on a number of transactions aimed at further strengthening the position of the Group as a leading European financial institution: the transfer of the HVB's shareholding in BA-CA to UniCredit, the transfer of HVB's activities in Russia and the Baltic area to BA-CA and the transfer of the HVB's subsidiary in the Ukraine to UniCredit.

These resolutions have the objective to simplify UniCredit Group's corporate structure and governance for a better accountability, to align Group entities to their core markets and facilitate the management of the business divisions and the achievement of its business goals. The transactions will again strengthen the role of BA-CA as the competence centre for activities in Central and Eastern Europe.

Overview of all transactions:

HVB to sell its holding in BA-CA to UniCredit

HVB will sell its 77.53% shareholding in BA-CA to UniCredit at a price of EUR 109.81 per share equivalent to a total cash consideration of approximately EUR 12.5 billion. Following this transaction UniCredit will have a direct share of 94.98 percent in BA-CA. At present it holds a direct share of 17.45 percent.

Transfer of HVB's share in Russian IMB to BA-CA

HVB will sell a shareholding of up to 70.3% in International Moscow Bank (IMB) to BA-CA for a cash consideration of up to approximately EUR 984 million (including the 23.4% shareholding in IMB currently being sold by Nordea to HVB).

IMB is a financial institution that currently specialises in corporate clients, though efforts are underway to expand its retail banking business as a second pillar. IMB is the ninth largest Russian bank with total assets of USD 6.5 billion. It employs roughly 1,800 staff, operates 36 branches and provides services for around 190,000 clients (as of 30 June 2006).

Transfer of HVB's activities in the Baltic area to BA-CA

HVB will sell its 100% shareholding in HVB Bank Latvia to BA-CA for a cash consideration of EUR 35 million plus the capital increase of HVB Latvia of approximately EUR 40 million subscribed by HVB in August 2006.

HVB Latvia will establish branches in Estonia and Lithuania. In a second step, the assets and liabilities of the existing branches of HVB in Estonia and Lithuania will be transferred at a price of EUR 10 million as goodwill to the branches of HVB Latvia established in these countries respectively.

HVB Bank Latvia has total assets of around EUR 360 million. It has one branch in Riga and employs approximately 70 staff. The HVB's Estonian branch located in Tallinn has total assets of about EUR 75 million and employs 24 staff. The total assets of HVB's Lithuanian branch in Vilnius amount to EUR 390 million; it employs a staff of 46.

Transfer of HVB Ukraine to UniCredit

HVB will sell its 100% shareholding in HVB Ukraine to UniCredit for a cash consideration of EUR 83 million. UniCredit will have the right to assign the underlying share purchase agreement either to Bank Pekao or to Bank Pekao's Ukrainian subsidiary UniCredit Bank Ltd, with the objective to integrate such Ukrainian activities in Bank Pekao

All transactions are subject to the approval of HVB's extraordinary shareholders' meeting to be held on 25 October 2006, as well as to the approval of the relevant authorities.

All transactions prices in the context of the transfer of BA-CA and the reorganization of HVB's CEE assets are based on an independent valuation appraisal by PricewaterhouseCoopers.

The current integration in UniCredit Group is strengthening BA-CA's market position on a sustainable basis.
As already announced on 4 August 2006, UniCredit will transfer its shareholding in banks in the Czech Republic, Slovakia, Croatia, Romania, Bulgaria and Turkey as in-kind contributions to BA-CA, in exchange for newly issued BA-CA shares, while BA-CA will sell its shareholding in Polish Bank BPH to UniCredit. In consideration of these transaction as well as those announced today, the position of BA-CA will be strengthened as a result of the ongoing integration within the UniCredit Group and will be directly responsible within the Group for operations in Central and Eastern Europe (CEE).

BA-CA together with UniCredit Group operates the largest international banking network in CEE with more than 3,000 offices, more than 60,000 employees and approximately 17 million customers.

For more information:

Bank Austria Creditanstalt Press Department, Austria
Peter N. Thier, Tel. +43 50505 52371
E-Mail: peter.thier@ba-ca.com

Bank Austria Creditanstalt

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08.09.2006

BA-CA decides not to bid for the acquisition of BAWAG P.S.K.

Bank Austria Creditanstalt (BA-CA) will not be submitting a non-binding bid for the acquisition of BAWAG P.S.K. BA-CA examined the BAWAG P.S.K tender invitation documents in detail, and while BA-CA found the opportunity unique and interesting, it has decided not to participate further in the sale process and continue in the coming years with the targeted expansion of its market share in Austria by focusing on organic growth and concentrating on its key areas of business.

Enquiries: Bank Austria Creditanstalt Press Office Austria
Peter N. Thier, Tel. +43 664 515 45 09
E-mail: peter.thier@ba-ca.com

Bank Austria Creditanstalt

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06.09.2006

Merger of HVB Bank Romania and Banca Tiriac finalised

The merger between HVB Bank Romania and Banca Tiriac, the Romanian subsidiaries of Bank Austria Creditanstalt, has been successfully finalized on 1 September 2006. The resulting new bank operates under the name HVB Tiriac Bank and ranks fourth on the Romanian banking market. With a market share of approximately 6,5% and total assets of EUR 2.58 billion HVB Tiriac Bank combines the strengths and the best practice of the two financial institutions. "Merger projects offer the possibility to select the best out of each entity - HVB Bank and Banca Tiriac have been in many respects the perfect match between two complementary banks", stated Dan Pascariu, President of HVB Tiriac Bank.

The approximately 600,000 clients of HVB Tiriac Bank will benefit from being part of the most important financial institution in Central and Eastern Europe, UniCredit Group, implying important advantages, such as highly competitive products and services at international standards.

The merger between HVB Bank Romania and Banca Tiriac represents a first step in the integration process of the subsidiaries of UniCredit Group in Romania. Bank Austria Creditanstalt, the CEE subholding of UniCredit Group, will be the main shareholder in the new bank and will coordinate the operations of the Group in Central and Eastern Europe, including Romania. As next step, the integration process between HVB Tiriac Bank and UniCredit Romania is planned.

HVB Tiriac Bank and UniCredit Romania are a part of the CEE network of UniCredit Group, the largest banking group in Central and Eastern Europe. With a market capitalization of approximately €65 billion, ranking among the top financial groups in Europe, UniCredit has a core presence in 20 countries worldwide, with over 28 million clients and 7,000 branches, 134,000 employees and total assets of approximately €804 billion as of 30 June 2006.

Enquiries:
Bank Austria Creditanstalt, International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)50505-56 102
E-Mail: ildiko.fueredi-kolarik@ba-ca.com

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31.08.2006

BA-CA SME finance specialist EK Fin acquires stake in MFT

EK Mittelstandsfinanzierungs AG (EK Fin) has acquired an approximately 74 per cent stake in MFT - Multifunktionale Trainingsgeräte GmbH. The purchase price will not be disclosed. As the private equity fund of Bank Austria Creditanstalt (BA-CA), EK Fin's engagement in MFT is not limited to the acquisition of these shares, but also includes a capital increase to provide the company with the capital it needs for further growth.

Klaus Haberzettl, chairman of the board of EK Fin: "MFT has an excellent position on the market and already enjoys a high level of sales, virtually without advertising. A strong market presence in Austria, an active export policy and product innovations will bring MFT closer to the top. We want to push MFT's international expansion."

Ewald Aigner, founder and managing director of MFT: "Our products, some of which are patented, are well respected by top athletes, doctors and therapists. Thanks to EK Fin's support, we will now be able to increase our retail activities and tap the considerable potential for sustainable sales increases that this segment offers."

MFT is headquartered in Guntramsdorf in Lower Austria and was founded by Aigner in 2000. Aigner was a mental trainer with the Austrian Ski Federation for five years and dealt intensively with athletes' movement, coordination and body stability. Aigner applied the experiences he made here to the development of training equipment and programmes that are now used for children's and school sports, health and rehabilitation training and professional sports, among other things. MFT currently has a staff of 10. In addition to EK Fin's roughly 74 per cent stake, shares in MFT are also held by the company's founder and managing director Ewald Aigner and a private investor.

Enquiries: EK Mittelstandsfinanzierungs AG
Klaus Haberzettl, Chairman of the Board
Tel. +43 (0)1 532 89 79 ext. 11;
E-mail: k.haberzettl@ekfin.at

Bank Austria Creditanstalt

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30.08.2006

BA-CA Purchasing Managers' Index in August: Industry moves into autumn with full order books

- **Despite a slowdown in momentum, industry continues to report strong growth**
- **For the last six months domestic demand stronger than foreign demand**

The BA-CA Purchasing Managers' Index once again dipped slightly in August to 56.3 compared to July (57.1), reaching the lowest level since February. Nevertheless, a reading of 56.3 still indicates very brisk industrial production. Index readings above 50 indicate growth. "We should not be fooled by the decline in the BA-CA PMI over the last two months. Austrian industry is continuing to grow at a rate of over 8%", said Marianne Kager, chief economist at Bank Austria Creditanstalt (BA-CA). "Even if momentum is now weakening, the pace of industrial production remains extremely brisk."

Notwithstanding the decline from 57.6 to the present figure of 57.1, the industrial companies surveyed reported another sharp rise in the level of incoming orders. According to Stefan Bruckbauer from BA-CA: "The volume of both domestic and foreign orders has continued to rise sharply, although over the last six months domestic demand has been stronger."

In keeping with this healthy order situation, inventories of finished goods were run down again in August. At the same time, employment levels are rising in industry, although at a slightly slower pace – with the relevant indicator dropping from 54.7 in the previous month to 53.8. "In August we saw the second highest figure for employment growth in industry since 2000," is Kager's comment on this positive trend.

In keeping with the burgeoning economy, prices and delivery times are only easing slightly. With a reading of 68.1, the indicator shows that managers are continuing to report steep price increases (71.3 in July).

Overall, the mood of Austrian industry remains buoyant as summer draws to a close. "The BA-CA Purchasing Managers' Index does not indicate any serious slow down in the pace of industrial growth in the short term," Bruckbauer concluded.

charts

Note: PMI figures above the 50.0 mark indicate growth; readings below the 50.0 mark indicate contraction in the manufacturing sector compared to the previous month. The greater the divergence from 50.0, the greater the change signalled. This report contains the original data from the monthly survey among purchasing managers of industrial companies in Austria. The survey is sponsored by Bank Austria Creditanstalt and has been carried out by NTC Research under the auspices of ÖPWZ, the Austrian Productivity and Efficiency Centre, since October 1998.

Enquiries: Bank Austria Creditanstalt Economics Department
Stefan Bruckbauer, Tel. +43 (0)5 05 05 EXT. 41951
E-mail: economic.research@ba-ca.com


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11.08.2006

BA-CA sets up "regional centres" to offer corporate customers better international support

- **Companies with annual revenues in excess of EUR 3 million should in future receive greater international support at special service centres**
- **Medium-sized companies make increasing use of export and capital markets products**

Bank Austria Creditanstalt (BA-CA) is now able to offer corporate customers a special range of services tailored to meet the particular needs of medium-sized enterprises. BA-CA is finding that companies which generate revenues of EUR 3 million and more are becoming increasingly active in cross-border business deals. They are using increasingly complex banking products and require more specialised services – for export, interest and foreign currency management or in the area of alternative financing.

BA-CA is therefore concentrating these more sophisticated services for corporate customers with annual revenues in excess of EUR 3 million at special "regional centres" in each province. In doing so, it is following the successful approach adopted for serving international corporations. For many years BA-CA has served these customers with separate account managers at the Multinational Corporates unit. Private and business customers will continue to be served directly by the 12 regional offices.

Regina Prehofer, Director for Corporate Banking and Leasing Operations: "Many companies, even small companies, are already small multinationals. And this is the kind of service we want to offer them – all-round service covering everything from fixed-term deposits to interest and currency hedging, and complex cash management solutions."

Martin Frank, head of Corporate Customers & Public Sector will assume nationwide responsibility for the new Regional Centres. Until now Frank has been responsible for BA-CA large and corporate customers in Austria and abroad. His deputy is Fabio Fornaroli, previously Regional Director for Vienna City. He will be replaced as head of the Regional Office Vienna City by Franz Weisz.

The Regional Centre managers are:

Carinthia: Bruno Waldl, Lower Austria West: Thomas Wladika, Lower Austria South/Burgenland: Christian Redl, Upper Austria: Alexander Seiler, Salzburg: Christian Profanter, Styria: Bernd Meister, Tyrol: Markus Sappl, Vorarlberg: Hans Winter. BA-CA has also concentrated its corporate customer service in Vienna at five regional centres (Head: Martin Bachl, Peter Kretschy, Robert Mader, Erich Schramek, Susanne Wendler)

Enquiries: Bank Austria Creditanstalt Press Office Austria
Christian Kontny, Tel. +43 (0)5 05 05 ext. 52483;
E-Mail: christian.kontny@ba-ca.com


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press release

Vienna, 26 September 2006

BA-CA comments on assertions made by a London-based hedge fund:

BA-CA's new role within UniCredit Group is substantially strengthening BA-CA

- **The number of countries in Central and Eastern Europe for which BA-CA is responsible will double to 24 countries.**
- **CEE business volume will rise from EUR 40 billion to over EUR 60 billion.**
- **BA-CA expects sustained growth of profits in the new structure**
- **All shareholders can benefit from the earnings potential**

Bank Austria Creditanstalt (BA-CA) comments on public assertions made by the London-based hedge fund Polygon Investment Partners. The company asserts, among other things, that the planned restructuring of BA-CA does not take the interests of minority shareholders into account. Moreover, Polygon maintains that the sale of Bank BPH is not in the interests of BA-CA and that the purchase price is not fair.

BA-CA makes the following comments on these assertions and publishes the comments in line with the principle of equal treatment of all shareholders:

Integration in UniCredit Group is significantly strengthening BA-CA. Within UniCredit Group, BA-CA assumes extended responsibility for the growth region of Central and Eastern Europe (CEE); BA-CA will become the holding company for CEE operations of UniCredit Group and will receive therewith access to new markets and it increases its market presence significantly. With the step-by-step implementation of the target structure, UniCredit will transfer to BA-CA its six CEE banks in Turkey, Croatia, Bulgaria, the Czech Republic, Slovakia and Romania as a package and as a contribution in kind against a capital increase at the fair value. In addition, BA-CA will acquire HypoVereinsbank's equity interests in banks in Russia and in the Baltic countries through a cash transaction at the fair value. At the same time, BA-CA will sell to UniCredit its equity interest in the Polish BPH at the fair value and against a share in current profits (for the years 2007 to 2009) as – as required from the Polish government – the bank's operations in Poland must be held directly by UniCredit. The valuations of the companies and of

Bank Austria Creditanstalt AG
Press Department
A-1020 Vienna, Lassallestraße 1
Postal address: PO Box 8000, A-1010 Vienna

Telephone: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
Internet: http://www.ba-ca.com


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the transactions were carried out by independent experts. Also, fairness opinions were obtained by international investment banks.

This package of measures will significantly extend the perimeter of BA-CA's activities in CEE: in the future, BA-CA will be responsible for a region comprising 24 countries (instead of previously 12 countries) and more than 300 million inhabitants (instead of previously 100 million inhabitants). BA-CA's business volume in CEE will rise from currently about EUR 40 billion to over EUR 60 billion.

The banking sector in Central and Eastern Europe (CEE) is experiencing a sustained process of expansion and convergence, with a rate of real economic growth that is about triple the figure recorded in the EU-15 countries. Especially Turkey and Russia are two markets with strong potential for future growth. In Turkey and Russia, GDP is expected to grow by 6.4 per cent and 5.8 per cent, respectively, in 2008; these rates are considerably higher than those expected for all other CEE countries (including Poland with 4.5 per cent).

These developments result in significant earnings potential from which all shareholders can benefit. On the basis of BA-CA's new orientation in CEE business, the bank expects a significant and sustainable increase in the bank's profits. Moreover, a clear objective of management is to reinvest available equity capital and make further successful acquisitions in the CEE region.

The favourable view of BA-CA's new structure is confirmed by a number of independent international and Austrian investment banks.

The shareholders of BA-CA have agreed that the Austrian business may be transferred to a separate bank for Austria. Without the agreement of the holders of registered shares this can not be done before 2012. However, this structure will have no impact on shareholders because the company will remain as subsidiary under the listed company Bank Austria Creditanstalt.

For more information: Bank Austria Creditanstalt Press Department, Austria
Peter N. Thier, Tel. +43 (0)5 05 05 Ext: 52371;
e-mail: peter.thier@ba-ca.com